FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of January 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .. . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . .. . . . No . . .X. . . .

11 January 2010

Santander UK plc (formerly Abbey National plc)

Notice of Change of Company Name

The name of Abbey National plc has today changed to Santander UK plc.

The name change is part of a significant rebranding programme. From today, the bank has started the rebrand of its Abbey and Bradford & Bingley branches, with 300 branches in the South East to be renamed today, with another 700 across the UK to be completed by the end of January.  Alliance & Leicester branches will be rebranded later in the year.

The rebranding in the U.K. is in line with Santander’s policy of operating under the Santander name and brand image in all the markets in which it is present. Since the unified brand was introduced in 2005, Santander has rebranded in all its key markets, including Spain, Portugal, Germany, Brazil, Mexico, Chile and Argentina.

Emilio Botín, Chairman of Banco Santander, said: “This is a historic day for Santander as its name is firmly established on the UK high street.

“When Santander acquired Abbey in 2004, there were some who doubted we could make it a success.  Today, there can be no doubts.  Over the last five years we have transformed our UK business into one of the most successful banks in the country. The decision to become Santander will put us in an even stronger position the UK.”

In addition to the branch changes, from today the company’s main website will be santander.co.uk and the company's TIDM 'ticker' code will change from 'ANLA' to 'SAN' on 12 January 2010.

Ends

Enquiries to:

Matthew Young, Communications Director	020 7756 4232
Anthony Frost, Head of Corporate Communications	020 7756 5536

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC
Dated: 11 January 2010	By / s / Scott Linsley (Authorised Signatory)